[redacted]

03014504

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**AM 3/5/2003

ANNUAL AUDITED REPORT FORM X-17 A-5 (A) PART III	FACING PAGE Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-~~51291~~ 53472

NO 3-7-03

REPORT FOR THE PERIOD BEGINNING - 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JRH Financial L.L.C.
(a wholly-owned subsidiary of
Hantz Group, Inc.)

Official Use Only
Firm ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 0 4 2003 WASH. D.C. 155 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

24901 Northwestern Hwy, Suite 710
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch 248-304-2855
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 100	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

AM 4/1/2003

MAR 2 0 2003

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JRH Financial L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

CFO
____
Title

____
Notary Public

DOREEN TRINITY
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Aug 2, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

JRH FINANCIAL L.L.C.

(a wholly-owned subsidiary of Hantz Group, Inc.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

IN ACCORDANCE WITH RULE 17a-5

AND

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2002

JRH FINANCIAL L.L.C.
(a wholly-owned subsidiary of Hantz Group, Inc.)

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements for the Year Ended December 31, 2002	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Schedule	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	7
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	8 - 9

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

January 29, 2003

To the Shareholder and Board of Directors
JRH Financial L.L.C.
Southfield, Michigan

We have audited the accompanying statement of financial condition of JRH Financial L.L.C. (a wholly-owned subsidiary of Hantz Group, Inc.) as of December 31, 2002, and the related statements of operations, changes in shareholder equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRH Financial L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

5750 New King Street • Suite 100 • Troy, MI 48098 • 248.952.2676 • Fax 248.952.5464 • www.rehmann.com

JRH FINANCIAL L.L.C.
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

	December 31 2002
ASSETS	
Cash and cash equivalents	$ 62,770
Deposits	20,400
Total assets	**$ 83,170**
LIABILITIES AND SHAREHOLDER EQUITY	
Liabilities	
Accounts payable	$ 631
Shareholder equity	
Paid-in capital	95,000
Accumulated deficit	(12,461)
Total shareholder equity	**82,539**
Total liabilities and shareholder equity	**$ 83,170**

The accompanying notes are an integral part of these financial statements.

JRH FINANCIAL L.L.C.
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME

	Year Ended December 31 2002
Interest income	$ 400
Administrative expenses	3,402
Net loss	**$ (3,002)**

The accompanying notes are an integral part of these financial statements.

JRH FINANCIAL L.L.C.
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2002	$ 200,000	$ (9,459)	$ 190,541
Distribution paid to Parent	105,000	-	105,000
Net loss	-	(3,002)	(3,002)
Balances, December 31, 2002	$ 95,000	$ (12,461)	$ 82,539

The accompanying notes are an integral part of these financial statements.

JRH FINANCIAL L.L.C.

(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CASH FLOWS

	Year Ended December 31 2002
Cash flows from operating activities	
Net loss	$ (3,002)
Adjustment to reconcile net income to net cash provided by operating activities:	
Net changes in operating assets and liabilities which provided (used) cash:	
Deposits	54,600
Accounts payable	(2,752)
Net cash provided by operating activities	**48,846**
Cash flows from financing activities	
Distribution to Parent	(105,000)
Net decrease in cash and cash equivalents	**(56,154)**
Cash and cash equivalents, beginning of year	118,924
Cash and cash equivalents, end of year	**$ 62,770**

The accompanying notes are an integral part of these financial statements.

JRH FINANCIAL L.L.C.
(a wholly-owned subsidiary of Hantz Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

---

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRH Financial L.L.C. (the "Company") was established in August of 2001 for the purpose of becoming a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis that does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers ("NASD"), but has not started operations as of December 31, 2002. The Company is a wholly-owned subsidiary of Hantz Group, Inc. (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of demand deposits in banks and cash on hand.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company currently has no income tax sharing arrangement with the Parent, and as such, income taxes have been determined as if the Company filed on a separate return basis.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount the greater of $50,000 or 6.66% of aggregate indebtedness ($631) at December 31, 2002 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $82,532, which was $32,539 in excess of the required amount of net capital. The Company's net capital ratio was 0.008 to 1.

* * * * * *

SUPPLEMENTARY SCHEDULE

JRH FINANCIAL L.L.C.

(a wholly-owned subsidiary of Hantz Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31 2002
Net capital		
Total shareholder equity	$	82,539
Total deductions		-
Net capital	$	82,539
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	$	631
Computation of basic net capital requirement		
Minimum dollar net capital requirement	$	50,000
Excess net capital at 1000%	$	82,476
Excess net capital	$	32,539
Ratio of aggregate indebtedness to net capital		.008 to 1

There is no material difference between the Company's computation of Net Capital in Part II of Form X-17A-5 as of December 31, 2002 and the report listed above.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 29 2003

To the Shareholder and Board of Directors
JRH Financial L.L.C.
Southfield, Michigan

In planning and performing our audit of the financial statements of JRH Financial L.L.C. (the "Company") (a wholly-owned subsidiary of Hantz Group, Inc.) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in and of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

5750 New King Street • Suite 100 • Troy, MI 48098 • 248.952.2676 • Fax 248.952.5464 • www.rehmann.com

objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.